Exhibit 1

FOR IMMEDIATE RELEASE	19 April 2011

WPP PLC (“WPP”)

WPP agrees to acquire Commarco GmbH, leading German-based

marketing services network

WPP announces that it has agreed to acquire, subject to regulatory approval, the entire issued share capital of Commarco GmbH, a leading German-based marketing services network.

Commarco is the parent company of several agency brands, which include the much-awarded Scholz & Friends marketing services network, founded in 1981 in Hamburg; integrated communications agency deepblue networks; relationship marketing agency gkk DialogGroup and production agency United Visions.

Headquartered in Hamburg, the Commarco group employs more than 1,200 people in its offices throughout Germany, Switzerland and selected international markets. Clients include American Express, Commerzbank, Credit Suisse, Deutsche Bahn, Deutsche Bank, ING, Lenovo, Loewe, Mercedes, Opel, Siemens, Tchibo, Unilever and Vodafone.

Commarco’s gross revenues for the year ended 31 December 2010 were Euro 132.9 million, with gross assets at the same date of Euro 98.6 million.

Germany is WPP’s third largest market after the US and UK and is showing signs of strength following the recession, as Central and Eastern Europe grow faster than Western Europe, particularly in Germany, Poland and Russia.

Contact: Feona McEwan, WPP www.wpp.com	+44 (0)20 7408 2204